SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2022

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

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AMBEV REPORTS 2021 FOURTH QUARTER AND FULL YEAR RESULTS[1]

“We ended 2021 consolidating our record topline performance, with a step change in volumes thanks to market share gains in a growing industry, and Normalized EBITDA back to double digit growth and above pre-pandemic levels despite unprecedented cost headwinds” – Jean Jereissati, CEO

Total Volume (organic)

Q4: +0.8% vs LY FY: +8.8% vs LY

Our international operations grew volumes by 6.8% in 4Q21: Latin America South (“LAS”) +8.7%, Canada +4.3% and Central America and the Caribbean (“CAC”) +2.5%. Brazil Beer declined 3.1%, impacted by a weak industry and lapping tough 4Q20 comps. Brazil NAB grew 1.9%.

Net Revenue (organic)

Q4: +16.2% vs LY FY: +23.7% vs LY

Driven by net revenue per hectoliter (“NR/hl”) growth of 15.2% in 4Q21. Net revenue grew in all markets: Brazil Beer +5.9%, Brazil NAB +13.9%, LAS[1] +42.9%, CAC +18.9% and Canada +8.1%.

Normalized EBITDA (organic)

Q4: -1.7% vs LY FY: +10.9% vs LY

Normalized EBITDA declined in 4Q21 driven mainly by impact of FX and commodities prices, higher SG&A, which was affected mostly by higher variable compensation accruals.

Normalized Profit

Q4: R$ 3,885.1 million

FY: R$ 13,472.3 million

Normalized profit declined 44.6% versus R$ 7,008.0 million in 4Q20, mostly due to one-off tax credits in 2020. For FY21 normalized profit totaled R$ 13,472.3 million compared to R$ 12,104.3 million in FY20 (+11.3%).

Cash flow from operating activities

Q4: R$ 11,792.5 million

FY: R$ 22,901.0 million

Cash flow from operating activities increased 40.5% compared to R$ 8,393.6 million in 4Q20. For FY21 cash flow from operating activities totaled R$ 22,901.0 million compared to R$ 18,855.8 million in FY20 (+21.5%).

ESG In November 2021, we announced our Net Carbon Zero ambition for 2040 and we are one of the 45 companies who have joined Mover (Movimento pela Equidade Racial) in Brazil.

[1] The following operating and financial information, unless otherwise indicated, is presented in nominal Reais and prepared according to the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and to the accounting practices issued by the Brazilian Accounting Standards Committee ("CPC”) and approved by the Brazilian Securities and Exchange Commission (“CVM”). The information herein should be read together with our financial information for the twelve-month period ended December 31, 2021, filed with the CVM and submitted to the U.S. Securities and Exchange Commission (“SEC”).

[2] The impacts resulting from applying Hyperinflation Accounting for our Argentinean subsidiaries, in accordance with IAS 29, are detailed in the section Financial Reporting in Hyperinflationary Economies - Argentina (page 16).

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MANAGEMENT COMMENTS

Step change in volume level fueled by a stronger portfolio, and focusing on expansion of tech platforms to meet our customers’ and consumers’ needs

The year of 2021 marked another step of our journey to transform our company. Despite a challenging environment brought by the COVID-19 pandemic, we kept the commercial momentum built in the second half of 2020 and delivered our main ambitions for the year:

•        the highest volume performance on record (15 million hectoliters versus 2020, 17 million hectoliters versus 2019 and more than 8 million hectoliters above 2014, the highest until now),

•        Normalized EBITDA growth of 10.9% and above 2019 in nominal terms and excluding tax credits in Brazil (despite cost pressures from FX devaluation in Brazil and Argentina as well as commodities prices increase)

Financial highlights - Ambev consolidated	4Q20	4Q21	% As Reported	% Organic	YTD20	YTD21	% As Reported	% Organic
R$ million
Volume ('000 hl)	50,942.0	51,374.9	0.8%	0.8%	165,797.9	180,368.1	8.8%	8.8%
Net revenue	18,556.6	22,010.8	18.6%	16.2%	58,379.0	72,854.3	24.8%	23.7%
Gross profit	10,358.7	11,514.8	11.2%	8.7%	31,312.9	37,194.6	18.8%	17.7%
% Gross margin	55.8%	52.3%	-350 bps	-360 bps	53.6%	51.1%	-250 bps	-260 bps
Normalized EBITDA	8,937.2	6,784.4	-24.1%	-1.7%	21,591.5	22,869.7	5.9%	10.9%
% Normalized EBITDA margin	48.2%	30.8%	-1740 bps	-570 bps	37.0%	31.4%	-560 bps	-350 bps

Profit	6,890.4	3,747.0	-45.6%		11,731.9	13,122.6	11.9%
Normalized profit	7,008.0	3,885.1	-44.6%		12,104.3	13,472.3	11.3%
EPS (R$/shares)	0.43	0.23	-46.9%		0.72	0.81	11.3%
Normalized EPS (R$/shares)	0.44	0.24	-45.7%		0.75	0.83	10.8%

Note: Earnings per share calculation is based on outstanding shares (total existing shares excluding shares held in treasury).

The FY21 updated rolling 12-month (“R12M”) volumes for every quarter since 1Q11, shows we have changed levels of our consolidated volumes, which have significantly recovered since 3Q20, and in 4Q21 achieved 180 million hectoliters. This reflects the continued success of our strategy, the attractiveness of our brand portfolio, and our investments in the long-term growth of our business:

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In 4Q21, net revenue grew by 16.2% on top of another challenging comparable, achieving 33.2% when compared to 4Q19. Volumes grew by 0.8% versus 4Q20 and 8.6% versus 4Q19, with eight of our top-ten markets once again growing above 2019. NR/hl grew 15.2% driven by premiumization, innovation and revenue management initiatives.

The charts below show our main beer market volume growths for 4Q21 and FY21 versus 2020:

ESG

Last year showed the ever growing importance we have been giving to ESG. The majority of our Executive Officers had an ESG-related target, and in 2022 all members of our Executive Board have an ESG-related, what represents an important step towards integration ESG in our business strategy.

ENVIRONMENTAL

Net Zero Ambition

We announced our ambition to achieve Net Zero for our operations by 2030 and for our value chain by 2040. There is a clear roadmap in place and it is publicly available on our ESG website. We have mapped initiatives and opportunities for the following segments: Agriculture, Processing, Packaging, Operations, Logistics, Cooling and End of life.

Climate Action

In September, we announced the first carbon neutral large brewery and malt plant in Brazil: Ponta Grossa Brewery and Passo Fundo Malt Plant. These two plants reached 90% reduction of CO2 emissions and had the remaining 10% emissions neutralized via carbon credits, reducing approximately 9,700 tons of CO2 annually, the equivalent to removing 1,300 cars from the streets of Brazil. We have also reached 100% renewable energy for our breweries in Panama, the Dominican Republic and Guatemala. This is part of our larger decarbonization plan.

Scope 3 advancements

There are many initiatives in place to decarbonize our value chain operations, related to scope 3. In 2021, we successfully implemented 20 solar plants in our Distribution Centers throughout Brazil and we plan to have 26 more by the end of 2022. We also have over 100 electric trucks already operating in Brazilian major cities and plan to have 500 by 2022. In addition, we converted 70% of our refrigerators into eco coolers, which are more efficient in terms of cooling and use of electricity. Through our partnership with Lemon in Brazil, we reached a total of 1,800 POCs connected to renewable electricity, with GHG (Greenhouse Gases) emissions reductions and economic savings for these vendors.

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The table below shows the updated status of the main KPIs related to our sustainability goals for 2025 (as of December 2021), for which we have made good progress.

		BRAZIL	LAS	CAC	CANADA	AMBEV	Goal 2025	Status 2021
WATER Steward.	Watersheds & Forests (High risk sites in implementation phase as per 7-Step charter[3])	100%	75%	100%	-	92%	100%	Better
	AMA (Number of people benefitted)	339,000	-	-	-	339,000	1,000,000	Better
CLIMATE ACTION	Renewable energy (% of total electric energy contracted)	90.0%	90.2%	16.4%	33.2%	84.2%	100.0%	Better
	GHG emission – Intensity (kg CO2e/Hl) (% reduction of CO2 emissions versus baseline (2017); Scope 1, 2 and 3)	4.6%	21.8%	55.3%	-5.9%	12.1%	25.0%	Better
	GHG emission – Intensity (kg CO2e/Hl) (% reduction of CO2 emissions versus baseline (2017); Scope 1 and 2 – Owned Operations)	44.6%	35.8%	64.0%	26.8%	41.1%	-	Better
CIRCULAR PACKAGING	Glass (% of glass used that was recycled)	48.9%	38.1%	53.2%	34.8%	45.2%	≥ 50.1%	On Track
	Aluminum (% of aluminum used that was recycled)	75.4%	74.4%	47.1%	69.5%	74.3%	≥ 50.1%	Better
	Plastic (PET) (% of plastic used that was recycled)	22.1%	7.6%	15.0%	0.0%	17.2%	≥ 50.1%	Worse
	Plastic Commitment	31.2%	-	-	-	31.2%	100.0%	On Track
SUSTAINABLE AGRICULTURE	Skilled producers[4]	60.0%	76.0%	-	-	70.0%	100.0%	Better
	Connected producers[5]	78.0%	88.0%	-	-	84.0%	100.0%	Better
	Financially empowered producers[6]	69.0%	100.0%	-	-	88.0%	100.0%	Better

SOCIAL

In 2021, we selected 500 social organizations to participate in VOA (our corporate volunteering program aimed at sharing knowledge between our management and social organizations), which translated into over 5 thousand volunteering employees.

As our water stewardship increased in our operations, we embraced the challenge of helping those without access to clean water which resulted in the creation of AMA, our social impact platform. In 2021, we expanded the project’s reach in Brazil to provide access to water for people in large urban centers, in partnership with Deep, impacting over 90 thousand people in the first year. The platform has now positively impacted the lives of 339 thousand people by providing access to water. This is just the first step to reach our goal of 1 million people by 2025.

Lastly, through our Racial Diversity Committee, which has Adriana Barbosa, Liliane Rocha, Ítala Herta and Helio Santos as members, we expanded the number of suppliers led by black people within our system, empowering over 500 new suppliers in 2021. We are now broadening the scope of our Committee to encompass gender diversity, reaffirming our commitment to foster diversity and inclusion both internally and in our ecosystem.

GOVERNANCE

In line with our strategy and cultural transformation, we now have three new members on our Board: Claudia Quintella Woods, Lia Machado de Matos and Fabio Colleti Barbosa. They joined our board with a different set of skills and experience, helping to bring new perspectives to our strategy and decision-making process. We also received the Women on Board recognition, an initiative supported by the UN, with 18% of female representation on our Board of Directors.

[3] 7-Step Charter consists of: (1) engagement; (2) problem identification/ prioritization; (3) solutions agreed; (4) plan implementation; (5) governance; (6) communication; (7) monitoring.

[4] Producer must have (i) access to varieties of crops approved by Ambev for production, (ii) technical protocol for production, (iii) at least two technical visits during the culture cycle.

[5] Producer must be registered in SmartBarley platform or another similar platform (e.g. ManejeBem, etc.).

[6] Producer has access to the tools to reduce production risks (e.g. Agricultural insurance, specific financing, etc.).

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2022 OUTLOOK

Despite our recovery last year, there is more to be done in 2022. We remain confident in our team, the operational excellence shown in the last two years and our strategy. We want to (1) lead and grow the category, (2) digitize and monetize our ecosystem, as well as (3) optimize our business. To get there, we will continue to focus on:

We expect COVID-19 to continue bringing challenges and short-term volatility. For instance, rising inflationary pressure on disposable income impacted the industry during H2 2021 in different countries, and the Omicron variant impacted several markets during the holiday season and well into January, which combined should lead to a tougher start to the year. Moreover, COVID-19 has also led to sustained input cost pressures in 2022, which although less pronounced than in 2021, still poses a challenge to be overcome. Our average hedge rate for the BRL versus the USD for 2022 is 5.39 (+2.1%), and we are facing unprecedented commodity inflation. As a result, we expect our Cash COGS per hectoliter in Brazil Beer to increase between 16-19% (excluding non-Ambev marketplace products and assuming current commodity prices).

However, we will work to deliver organic Normalized EBITDA growth in 2022 ahead of our 2021 performance on a consolidated basis. Consistent execution of our commercial strategy and seizing opportunities to activate demand will be key to once again deliver top line performance ahead of bottom-line recovery, with net revenue growth driven more by net revenue per hl performance than volume growth.

From a geographical standpoint, given the scenario above, both Brazil Beer and Brazil NAB should resume Normalized EBITDA growth in 2022, while Latin American South, CAC and Canada should continue to contribute to overall performance improvement. In CAC and LAS, the focus remains on premiumization (with our portfolio well positioned to lead through our core plus and premium brands) and scaling up tech platforms like BEES in countries such as Argentina, Paraguay and Panama. In Canada we aim to maintain momentum of our core business with focus on the above core performance, while continuing to grow our beyond beer portfolio.

The outlook for 2022 reflects our current assessment of the scale and magnitude of the COVID-19 pandemic, which is subject to change as we continue to monitor ongoing developments.

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KEY MARKETS PERFORMANCES

Beer Brazil[7]: Despite weak industry in 4Q21 commercial strategy continuing to work and on-trade reopening translated into market share gains according to our estimates

•	Operating performance: According to our estimates, we once again outperformed the industry this quarter. However, given high single-digit industry decline, volumes fell by 3.1% versus 4Q20 (+8.4% vs 4Q19). Our top line momentum was also evidenced by NR/hl growing 9.3%, due to price increase, revenue management initiatives and favorable mix lapping a tough comp. Normalized EBITDA fell by 19.6% as top-line growth was offset by anticipated transactional FX and commodity headwinds, variable compensation accruals, and sales and marketing investments. In FY21, our volumes grew by 7.1%, Net revenue increased by 17.7%, with a NR/hl growth of 9.8%, but Normalized EBITDA fell by 7.4%.
•	Commercial highlights: our brand health gained equity vs LY in the above core segments, led by Brahma Duplo Malte. Innovations continued to represent over 20% of revenues in the quarter, over-indexing share in total beer industry innovations. In FY21, our premium brand volumes grew 13%, with Original and Chopp Brahma growing double digits, driven by the reopening of the on-trade, together with double digit growth of Beck’s, Corona and Stella Artois. Core plus also continued to grow and now represents above 10% of our volume mix. We already reach more than 85% of our active customers via BEES, while we once again reached all-time high beer buyers and NPS. Zé Delivery achieved 17 million orders in 4Q21 and positive unit economics. Donus TPV grew 3x versus 3Q21 as we expanded by approximately 50% our customer base in 4Q21.

Beer Brazil	4Q20	Scope	Currency Translation	Organic Growth	4Q21	% As Reported	% Organic
R$ million
Volume ('000 hl)	26,411.7	-		(826.1)	25,585.6	-3.1%	-3.1%

Net revenue	8,719.3	-	-	513.0	9,232.3	5.9%	5.9%
Net revenue/hl (R$)	330.1	-	-	30.7	360.8	9.3%	9.3%
COGS	(3,671.1)	-	-	(760.0)	(4,431.1)	20.7%	20.7%
COGS/hl (R$)	(139.0)	-	-	(34.2)	(173.2)	24.6%	24.6%
COGS excl. deprec. & amort.	(3,319.9)	-	-	(705.8)	(4,025.6)	21.3%	21.3%
COGS/hl excl. deprec. & amort. (R$)	(125.7)	-	-	(31.6)	(157.3)	25.2%	25.2%
Gross profit	5,048.2	-	-	(247.0)	4,801.2	-4.9%	-4.9%
% Gross margin	57.9%				52.0%	-590 bps	-590 bps
SG&A excl. deprec. & amort.	(2,033.1)	-	-	(575.2)	(2,608.3)	28.3%	28.3%
SG&A deprec. & amort.	(314.7)	-	-	33.8	(280.9)	-10.8%	-10.8%
SG&A total	(2,347.8)	-	-	(541.4)	(2,889.2)	23.1%	23.1%
Other operating income/(expenses)	1,972.6	(1,860.7)	-	79.6	191.4	-90.3%	53.6%
Normalized Operating Profit	4,673.0	(1,860.7)	-	(708.8)	2,103.5	-55.0%	-24.9%
% Normalized Operating margin	53.6%				22.8%	-3080 bps	-950 bps
Normalized EBITDA	5,338.9	(1,860.7)	-	(688.5)	2,789.8	-47.7%	-19.6%
% Normalized EBITDA margin	61.2%				30.2%	-3100 bps	-970 bps

Beer Brazil	YTD20	Scope	Currency Translation	Organic Growth	YTD21	% As Reported	% Organic
R$ million
Volume ('000 hl)	84,791.7	-		6,043.4	90,835.0	7.1%	7.1%

Net revenue	25,953.0	-	-	4,584.1	30,537.2	17.7%	17.7%
Net revenue/hl (R$)	306.1	-	-	30.1	336.2	9.8%	9.8%
COGS	(11,941.7)	-	-	(3,440.4)	(15,382.1)	28.8%	28.8%
COGS/hl (R$)	(140.8)	-	-	(28.5)	(169.3)	20.2%	20.2%
COGS excl. deprec. & amort.	(10,611.7)	-	-	(3,247.6)	(13,859.3)	30.6%	30.6%
COGS/hl excl. deprec. & amort. (R$)	(125.2)	-	-	(27.4)	(152.6)	21.9%	21.9%
Gross profit	14,011.4	-	-	1,143.7	15,155.1	8.2%	8.2%
% Gross margin	54.0%				49.6%	-440 bps	-440 bps
SG&A excl. deprec. & amort.	(6,709.8)	-	-	(2,163.4)	(8,873.2)	32.2%	32.2%
SG&A deprec. & amort.	(1,223.4)	-	-	121.1	(1,102.3)	-9.9%	-9.9%
SG&A total	(7,933.2)	-	-	(2,042.3)	(9,975.5)	25.7%	25.7%
Other operating income/(expenses)	2,380.3	(812.2)	-	143.1	1,711.2	-28.1%	25.7%
Normalized Operating Profit	8,458.5	(812.2)	-	(755.5)	6,890.8	-18.5%	-11.4%
% Normalized Operating Profit margin	32.6%				22.6%	-1000 bps	-630 bps
Normalized EBITDA	11,011.9	(812.2)	-	(683.8)	9,515.9	-13.6%	-7.4%
% Normalized EBITDA margin	42.4%				31.2%	-1120 bps	-760 bps

[7] The scope change in Brazil Beer refers to tax credits and related effects, which were recognized in 4Q20 (R$ 1.824 million) and in 4Q21 (-R$ 36 million)

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NAB Brazil[8]: positive volume performance driven by a consistent commercial strategy supported by BEES and our premium brands portfolio

•	Operating performance: Continued recovery of our non-alcoholic business, with net revenue growing 13.9% versus 4Q20 and 24.1% versus 4Q19. Volume grew 1.9%, thanks to market share gains according to our estimates. NR/hl increased by 11.7%, driven by revenue management initiatives and favorable brand mix, supported by the gradual recovery of mobility. Normalized EBITDA, however, declined by 20.0%, as strong top-line growth was offset by the anticipated transactional FX and commodity headwinds, as well as variable compensation accrual. In FY21, our volumes grew by 8.3%. Net revenue increased by 19.0%, with a NR/hl growth of 9.9%, and Normalized EBITDA declined by 12.3%.
•	Commercial highlights: NAB portfolio continued to benefit from BEES adoption by our clients, allowing us to reach an all-time high number of buyers. Our premium brands and single-serve packaging volumes also grew through Gatorade, energy drinks and H2OH!, driving positive brand mix. As we had previously announced, Guaraná Antarctica turned 100 years and as of December 2021, more than 95% of its bottles are made of recycled material.
NAB Brazil	4Q20	Scope	Currency Translation	Organic Growth	4Q21	% As Reported	% Organic
R$ million
Volume ('000 hl)	8,309.6	-		161.0	8,470.5	1.9%	1.9%

Net revenue	1,412.9	-	-	196.2	1,609.0	13.9%	13.9%
Net revenue/hl (R$)	170.0	-	-	19.9	190.0	11.7%	11.7%
COGS	(687.7)	-	-	(219.0)	(906.7)	31.9%	31.9%
COGS/hl (R$)	(82.8)	-	-	(24.3)	(107.0)	29.3%	29.3%
COGS excl. deprec. & amort.	(637.0)	-	-	(216.2)	(853.2)	33.9%	33.9%
COGS/hl excl. deprec. & amort. (R$)	(76.7)	-	-	(24.1)	(100.7)	31.4%	31.4%
Gross profit	725.2	-	-	(22.9)	702.3	-3.2%	-3.2%
% Gross margin	51.3%				43.6%	-770 bps	-770 bps
SG&A excl. deprec. & amort.	(360.7)	-	-	(78.0)	(438.6)	21.6%	21.6%
SG&A deprec. & amort.	(49.5)	-	-	9.9	(39.6)	-19.9%	-19.9%
SG&A total	(410.1)	-	-	(68.1)	(478.3)	16.6%	16.6%
Other operating income/(expenses)	382.8	(303.4)	-	(2.2)	77.2	-79.8%	-2.6%
Normalized Operating Profit	697.8	(303.4)	-	(93.2)	301.2	-56.8%	-23.3%
% Normalized Operating Profit margin	49.4%				18.7%	-3070 bps	-930 bps
Normalized EBITDA	798.1	(303.4)	-	(100.2)	394.4	-50.6%	-20.0%
% Normalized EBITDA margin	56.5%				24.5%	-3200 bps	-1060 bps

NAB Brazil	YTD20	Scope	Currency Translation	Organic Growth	YTD21	% As Reported	% Organic
R$ million
Volume ('000 hl)	26,493.7	-		2,201.8	28,695.5	8.3%	8.3%

Net revenue	4,243.5	-	-	805.9	5,049.4	19.0%	19.0%
Net revenue/hl (R$)	160.2	-	-	15.8	176.0	9.9%	9.9%
COGS	(2,171.2)	-	-	(755.9)	(2,927.1)	34.8%	34.8%
COGS/hl (R$)	(82.0)	-	-	(20.1)	(102.0)	24.5%	24.5%
COGS excl. deprec. & amort.	(1,977.1)	-	-	(741.1)	(2,718.2)	37.5%	37.5%
COGS/hl excl. deprec. & amort. (R$)	(74.6)	-	-	(20.1)	(94.7)	26.9%	26.9%
Gross profit	2,072.2	-	-	50.0	2,122.3	2.4%	2.4%
% Gross margin	48.8%				42.0%	-680 bps	-680 bps
SG&A excl. deprec. & amort.	(1,215.4)	-	-	(230.4)	(1,445.8)	19.0%	19.0%
SG&A deprec. & amort.	(167.0)	-	-	18.6	(148.4)	-11.1%	-11.1%
SG&A total	(1,382.3)	-	-	(211.8)	(1,594.2)	15.3%	15.3%
Other operating income/(expenses)	506.8	(132.7)	-	10.6	384.7	-24.1%	5.1%
Normalized Operating Profit	1,196.8	(132.7)	-	(151.2)	912.9	-23.7%	-16.8%
% Normalized Operating Profit margin	28.2%				18.1%	-1010 bps	-640 bps
Normalized EBITDA	1,557.8	(132.7)	-	(155.0)	1,270.1	-18.5%	-12.3%
% Normalized EBITDA margin	36.7%				25.2%	-1150 bps	-780 bps

[8] The scope change in Brazil NAB refers to tax credits and related effects, which were recognized in 4Q20 (R$ 297 million) and in 4Q21 (-R$ 6 million)

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BRAZIL[9]

Brazil	4Q20	Scope	Currency Translation	Organic Growth	4Q21	% As Reported	% Organic
R$ million
Volume ('000 hl)	34,721.2	-		(665.1)	34,056.1	-1.9%	-1.9%

Net revenue	10,132.2	-	-	709.2	10,841.3	7.0%	7.0%
Net revenue/hl (R$)	291.8	-	-	26.5	318.3	9.1%	9.1%
COGS	(4,358.8)	-	-	(979.0)	(5,337.8)	22.5%	22.5%
COGS/hl (R$)	(125.5)	-	-	(31.2)	(156.7)	24.9%	24.9%
COGS excl. deprec. & amort.	(3,956.8)	-	-	(922.0)	(4,878.8)	23.3%	23.3%
COGS/hl excl. deprec. & amort. (R$)	(114.0)	-	-	(29.3)	(143.3)	25.7%	25.7%
Gross profit	5,773.4	-	-	(269.8)	5,503.5	-4.7%	-4.7%
% Gross margin	57.0%				50.8%	-620 bps	-620 bps
SG&A excl. deprec. & amort.	(2,393.7)	-	-	(653.2)	(3,046.9)	27.3%	27.3%
SG&A deprec. & amort.	(364.2)	-	-	43.7	(320.5)	-12.0%	-12.0%
SG&A total	(2,757.9)	-	-	(609.5)	(3,367.4)	22.1%	22.1%
Other operating income/(expenses)	2,355.4	(2,164.1)	-	77.3	268.6	-88.6%	33.0%
Normalized Operating Profit	5,370.8	(2,164.1)	-	(802.0)	2,404.7	-55.2%	-24.7%
% Normalized Operating Profit margin	53.0%				22.2%	-3080 bps	-950 bps
Normalized EBITDA	6,137.0	(2,164.1)	-	(788.7)	3,184.2	-48.1%	-19.6%
% Normalized EBITDA margin	60.6%				29.4%	-3120 bps	-980 bps

Brazil	YTD20	Scope	Currency Translation	Organic Growth	YTD21	% As Reported	% Organic
R$ million
Volume ('000 hl)	111,285.4	-	-	8,245.2	119,530.6	7.4%	7.4%

Net revenue	30,196.5	-	-	5,390.0	35,586.5	17.8%	17.8%
Net revenue/hl (R$)	271.3	-	-	26.4	297.7	9.7%	9.7%
COGS	(14,112.9)	-	-	(4,196.3)	(18,309.1)	29.7%	29.7%
COGS/hl (R$)	(126.8)	-	-	(26.4)	(153.2)	20.8%	20.8%
COGS excl. deprec. & amort.	(12,588.8)	-	-	(3,988.7)	(16,577.5)	31.7%	31.7%
COGS/hl excl. deprec. & amort. (R$)	(113.1)	-	-	(25.6)	(138.7)	22.6%	22.6%
Gross profit	16,083.6	-	-	1,193.8	17,277.4	7.4%	7.4%
% Gross margin	53.3%				48.6%	-470 bps	-470 bps
SG&A excl. deprec. & amort.	(7,925.1)	-	-	(2,393.9)	(10,319.0)	30.2%	30.2%
SG&A deprec. & amort.	(1,390.4)	-	-	139.7	(1,250.7)	-10.0%	-10.0%
SG&A total	(9,315.5)	-	-	(2,254.1)	(11,569.6)	24.2%	24.2%
Other operating income/(expenses)	2,887.2	(944.9)	-	153.7	2,096.0	-27.4%	20.1%
Normalized Operating Profit	9,655.3	(944.9)	-	(906.7)	7,803.7	-19.2%	-12.0%
% Normalized Operating Profit margin	32.0%				21.9%	-1010 bps	-640 bps
Normalized EBITDA	12,569.7	(944.9)	-	(838.8)	10,786.0	-14.2%	-8.0%
% Normalized EBITDA margin	41.6%				30.3%	-1130 bps	-760 bps

[9] The scope change in Brazil refers to tax credits and related effects, which were recognized in 4Q20 (R$ 2,121 million) and in 4Q21 (-R$ 43 million)

Page | 9

Central America and the Caribbean (CAC): consistent top-line recovery sustained through premiumization across all markets and BEES expansion

•	Operating performance: Net revenue increased by 18.9% driven by revenue management initiatives and premiumization translated into a 16.0% NR/hl growth. Volumes also grew by 2.5%. SG&A expenses increased by 17.9% due to higher S&M investments given low comparable in 4Q20. In FY21, our volumes grew by 17.0%. Net revenue increased by 31.1%, with a NR/hl growth of 12.0% and Normalized EBITDA grew by 23.1%.
•	Commercial highlights: Above core brands once again outperformed our portfolios in most CAC markets, gaining relevance through Corona and Michelob Ultra. Modelo, our core plus brand, continued expanding its presence, especially in the Dominican Republic. BEES represents 90% of Dominican Republic’s top-line and has reached more than 90% of fully digital POCs. 3rd party products offerings continue to expand in the country and Panama has also begun rolling out the service.

CAC	4Q20	Scope	Currency Translation	Organic Growth	4Q21	% As Reported	% Organic
R$ million
Volume ('000 hl)	3,508.2	-		87.3	3,595.5	2.5%	2.5%

Net revenue	2,442.6	-	24.9	461.8	2,929.3	19.9%	18.9%
Net revenue/hl (R$)	696.3	-	6.9	111.5	814.7	17.0%	16.0%
COGS	(1,067.8)	-	(11.3)	(359.0)	(1,438.1)	34.7%	33.6%
COGS/hl (R$)	(304.4)	-	(3.1)	(92.4)	(400.0)	31.4%	30.4%
COGS excl. deprec. & amort.	(951.3)	-	(9.7)	(339.9)	(1,300.9)	36.7%	35.7%
COGS/hl excl. deprec. & amort. (R$)	(271.2)	-	(2.7)	(87.9)	(361.8)	33.4%	32.4%
Gross profit	1,374.8	-	13.6	102.8	1,491.3	8.5%	7.5%
% Gross margin	56.3%				50.9%	-540 bps	-540 bps
SG&A excl. deprec. & amort.	(395.0)	-	(2.5)	(93.3)	(490.8)	24.2%	23.6%
SG&A deprec. & amort.	(72.6)	-	(0.5)	9.6	(63.6)	-12.4%	-13.2%
SG&A total	(467.6)	-	(3.0)	(83.7)	(554.4)	18.5%	17.9%
Other operating income/(expenses)	(4.6)	-	(0.1)	7.4	2.7	-158.3%	-160.6%
Normalized Operating Profit	902.6	-	10.5	26.5	939.6	4.1%	2.9%
% Normalized Operating Profit margin	37.0%				32.1%	-490 bps	-500 bps
Normalized EBITDA	1,091.7	-	12.6	36.0	1,140.4	4.5%	3.3%
% Normalized EBITDA margin	44.7%				38.9%	-580 bps	-590 bps

CAC	YTD20	Scope	Currency Translation	Organic Growth	YTD21	% As Reported	% Organic
R$ million
Volume ('000 hl)	11,451.2	-		1,950.7	13,401.9	17.0%	17.0%

Net revenue	7,319.3	-	349.8	2,278.3	9,947.4	35.9%	31.1%
Net revenue/hl (R$)	639.2	-	26.1	77.0	742.2	16.1%	12.0%
COGS	(3,307.5)	-	(163.5)	(1,256.9)	(4,727.9)	42.9%	38.0%
COGS/hl (R$)	(288.8)	-	(12.2)	(51.7)	(352.8)	22.1%	17.9%
COGS excl. deprec. & amort.	(2,881.7)	-	(147.2)	(1,246.4)	(4,275.3)	48.4%	43.3%
COGS/hl excl. deprec. & amort. (R$)	(251.7)	-	(11.0)	(56.4)	(319.0)	26.8%	22.4%
Gross profit	4,011.8	-	186.3	1,021.4	5,219.5	30.1%	25.5%
% Gross margin	54.8%				52.5%	-230 bps	-240 bps
SG&A excl. deprec. & amort.	(1,343.6)	-	(66.3)	(359.0)	(1,768.9)	31.7%	26.7%
SG&A deprec. & amort.	(255.3)	-	(8.4)	39.0	(224.7)	-12.0%	-15.3%
SG&A total	(1,598.9)	-	(74.6)	(320.1)	(1,993.6)	24.7%	20.0%
Other operating income/(expenses)	(23.5)	-	0.5	35.4	12.4	-152.9%	-150.9%
Normalized Operating Profit	2,389.4	-	112.2	736.8	3,238.3	35.5%	30.8%
% Normalized Operating Profit margin	32.6%				32.6%	0 bps	0 bps
Normalized EBITDA	3,070.4	-	136.9	708.3	3,915.6	27.5%	23.1%
% Normalized EBITDA margin	41.9%				39.4%	-250 bps	-250 bps

Page | 10

Latin America South (LAS)[10]: record volume levels and strong NR/hl driven by revenue management and brand mix leading to Normalized EBITDA margin expansion

•	Operating performance: volumes grew 8.7%, resulting in all-time high volume performance in a quarter, driven by good performances from our Argentina, Chile and Paraguay businesses, while Bolivia still struggled through a 4th COVID-19 wave. Once again, growth of our above core brands, especially in Argentina and Chile, coupled with revenue management initiatives, led to NR/hl growth of 31.4%. Top-line performance helped offset cost pressures, leading to gross margin and Normalized EBITDA margin expansion versus both 4Q20 and 3Q21. In FY21, our volumes grew by 13.5%. Net revenue increased by 51.2%, with a NR/hl growth of 33.2%, and Normalized EBITDA grew by 66.3% with margin expansion.
•	Commercial highlights: In Argentina, we estimate to have gained market share amid a growing industry. Brand health also continued to grow as we successfully launched Quilmes Doble Malta and Andes Origen IPA Roja. In Chile, our partnership with Coca-Cola bottlers resulted in record number of clients and a strong growth of Corona, Chile’s preferred brand. We continued the successful expansion of BEES in Paraguay and Argentina, where most of our direct distribution is fully digital.

LAS	4Q20	Scope	Currency Translation	IAS 29 9M Impact	Organic Growth	4Q21	% As Reported	% Organic
R$ million
Volume ('000 hl)	10,486.7	-		-	915.4	11,402.1	8.7%	8.7%

Net revenue	3,620.5	-	767.9	(433.9)	1,685.6	5,640.1	55.8%	42.9%
Net revenue/hl (R$)	345.2	-	67.3	(26.4)	108.5	494.7	43.3%	31.4%
COGS	(1,833.3)	-	(327.9)	189.7	(692.4)	(2,664.0)	45.3%	35.0%
COGS/hl (R$)	(174.8)	-	(28.8)	12.1	(42.2)	(233.6)	33.6%	24.1%
COGS excl. deprec. & amort.	(1,633.1)	-	(275.1)	168.4	(703.0)	(2,442.9)	49.6%	40.0%
COGS/hl excl. deprec. & amort. (R$)	(155.7)	-	(24.1)	10.4	(44.8)	(214.3)	37.6%	28.8%
Gross profit	1,787.2	-	440.0	(244.2)	993.1	2,976.1	66.5%	51.0%
% Gross margin	49.4%					52.8%	340 bps	280 bps
SG&A excl. deprec. & amort.	(813.9)	-	(201.6)	116.8	(432.8)	(1,331.5)	63.6%	48.3%
SG&A deprec. & amort.	(71.2)	-	(17.4)	6.8	(40.3)	(122.0)	71.5%	48.9%
SG&A total	(885.1)	-	(219.0)	123.6	(473.0)	(1,453.5)	64.2%	48.4%
Other operating income/(expenses)	(94.3)	-	(1.2)	(4.1)	131.0	31.4	-133.3%	-132.7%
Normalized Operating Profit	807.8	-	219.8	(124.7)	651.2	1,554.1	92.4%	74.7%
% Normalized Operating Profit margin	22.3%					27.6%	530 bps	490 bps
Normalized EBITDA	1,079.1	-	290.0	(152.8)	680.9	1,897.1	75.8%	57.8%
% Normalized EBITDA margin	29.8%					33.6%	380 bps	310 bps

LAS	YTD20	Scope	Currency Translation	IAS 29 9M Impact	Organic Growth	YTD21	% As Reported	% Organic
R$ million
Volume ('000 hl)	33,062.4	-			4,449.2	37,511.6	13.5%	13.5%

Net revenue	11,560.8	-	(902.5)		5,913.4	16,571.7	43.3%	51.2%
Net revenue/hl (R$)	349.7	-	(24.1)		116.2	441.8	26.3%	33.2%
COGS	(5,937.4)	-	341.3		(2,639.6)	(8,235.7)	38.7%	44.5%
COGS/hl (R$)	(179.6)	-	9.1		(49.1)	(219.6)	22.3%	27.3%
COGS excl. deprec. & amort.	(5,165.2)	-	287.1		(2,527.2)	(7,405.3)	43.4%	48.9%
COGS/hl excl. deprec. & amort. (R$)	(156.2)	-	7.7		(48.8)	(197.4)	26.4%	31.3%
Gross profit	5,623.3	-	(561.2)		3,273.8	8,335.9	48.2%	58.2%
% Gross margin	48.6%					50.3%	170 bps	230 bps
SG&A excl. deprec. & amort.	(2,907.4)	-	267.1		(1,378.1)	(4,018.3)	38.2%	47.4%
SG&A deprec. & amort.	(325.9)	-	25.7		(66.4)	(366.6)	12.5%	20.4%
SG&A total	(3,233.3)	-	292.8		(1,444.5)	(4,384.9)	35.6%	44.7%
Other operating income/(expenses)	(159.9)	-	0.5		198.2	38.8	-124.3%	-124.0%
Normalized Operating Profit	2,230.2	-	(267.9)		2,027.5	3,989.8	78.9%	90.9%
% Normalized Operating Profit margin	19.3%					24.1%	480 bps	510 bps
Normalized EBITDA	3,328.3	-	(347.8)		2,206.4	5,186.9	55.8%	66.3%
% Normalized EBITDA margin	28.8%					31.3%	250 bps	290 bps

[10] Reported numbers are presented applying Hyperinflation Accounting for our Argentinean operations, as detailed on page 16.

Page | 11

Canada[11]: Solid NR/hl and volume performance helped to partially offset costs impacts driven by commodities, variable compensation accrual and commercial expenses timing

•	Operating performance: strong 4Q21 beer and beyond beer industry volumes led to a 4.3% volume growth. NR/hl also had a solid performance, growing 3.7%, leveraging on our revenue management initiatives. However, Normalized EBITDA fell 7.2% through a combination of commodity headwinds and SG&A expense timing versus 2020. In FY21, our volumes fell by 0.8%. However, Net revenue increased by 2.4%, with a NR/hl growth of 3.3%, and Normalized EBITDA also grew by 1.5%.
•	Commercial highlights: the trade up trend towards premium was fueled by Corona and Stella Artois, coupled with Michelob Ultra driving the core plus segment growth. Also, we have continued to expand our beyond beer portfolio with Mike’s Hard Watermelon and have begun to offer Corona Draught as the on premise reopens.

Canada	4Q20	Scope	Currency Translation	Organic Growth	4Q21	% As Reported	% Organic
R$ million
Volume ('000 hl)	2,225.9	-		95.2	2,321.1	4.3%	4.3%

Net revenue	2,361.3	2.2	45.5	191.0	2,600.1	10.1%	8.1%
Net revenue/hl (R$)	1,060.8	1.0	19.6	38.7	1,120.2	5.6%	3.7%
COGS	(938.0)	(0.8)	(18.0)	(99.5)	(1,056.2)	12.6%	10.6%
COGS/hl (R$)	(421.4)	(0.3)	(7.7)	(25.6)	(455.1)	8.0%	6.1%
COGS excl. deprec. & amort.	(865.3)	(1.4)	(16.7)	(101.5)	(984.8)	13.8%	11.7%
COGS/hl excl. deprec. & amort. (R$)	(388.7)	(0.6)	(7.2)	(27.8)	(424.3)	9.1%	7.1%
Gross profit	1,423.3	1.5	27.6	91.5	1,543.8	8.5%	6.4%
% Gross margin	60.3%				59.4%	-90 bps	-100 bps
SG&A excl. deprec. & amort.	(885.2)	(13.5)	(38.0)	(113.7)	(1,050.4)	18.7%	12.8%
SG&A deprec. & amort.	(64.9)	-	(2.3)	(0.4)	(67.7)	4.2%	0.7%
SG&A total	(950.2)	(13.5)	(40.3)	(114.1)	(1,118.1)	17.7%	12.0%
Other operating income/(expenses)	18.7	(0.2)	0.4	(21.1)	(2.1)	-111.5%	-112.6%
Normalized Operating Profit	491.8	(12.2)	(12.3)	(43.7)	423.6	-13.9%	-8.9%
% Normalized Operating Profit margin	20.8%				16.3%	-450 bps	-320 bps
Normalized EBITDA	629.4	(12.8)	(8.7)	(45.2)	562.6	-10.6%	-7.2%
% Normalized EBITDA margin	26.7%				21.6%	-510 bps	-380 bps

Canada	YTD20	Scope	Currency Translation	Organic Growth	YTD21	% As Reported	% Organic
R$ million
Volume ('000 hl)	9,998.9	6.5		(81.3)	9,924.1	-0.7%	-0.8%

Net revenue	9,302.4	9.7	1,210.1	226.5	10,748.7	15.5%	2.4%
Net revenue/hl (R$)	930.3	0.4	121.9	30.4	1,083.1	16.4%	3.3%
COGS	(3,708.3)	(5.8)	(493.7)	(179.2)	(4,386.9)	18.3%	4.8%
COGS/hl (R$)	(370.9)	(0.3)	(49.7)	(21.1)	(442.0)	19.2%	5.7%
COGS excl. deprec. & amort.	(3,453.4)	(5.2)	(460.3)	(171.2)	(4,090.0)	18.4%	5.0%
COGS/hl excl. deprec. & amort. (R$)	(345.4)	(0.3)	(46.4)	(20.1)	(412.1)	19.3%	5.8%
Gross profit	5,594.2	3.9	716.4	47.3	6,361.8	13.7%	0.8%
% Gross margin	60.1%				59.2%	-90 bps	-90 bps
SG&A excl. deprec. & amort.	(3,201.6)	(22.2)	(409.3)	(21.2)	(3,654.3)	14.1%	0.7%
SG&A deprec. & amort.	(218.7)	-	(27.4)	3.0	(243.1)	11.1%	-1.4%
SG&A total	(3,420.4)	(22.2)	(436.7)	(18.2)	(3,897.4)	13.9%	0.5%
Other operating income/(expenses)	(24.4)	(0.1)	(2.6)	4.0	(23.1)	-5.4%	-16.4%
Normalized Operating Profit	2,149.4	(18.4)	277.2	33.1	2,441.2	13.6%	1.5%
% Normalized Operating Profit margin	23.1%				22.7%	-40 bps	-20 bps
Normalized EBITDA	2,623.0	(17.7)	337.9	38.1	2,981.3	13.7%	1.5%
% Normalized EBITDA margin	28.2%				27.7%	-50 bps	-30 bps

[11] The scope change in Canada refers to the acquisition, in January 2020, of G&W Distilling Inc, a company that produces a portfolio of ready-to-drink beverages. It also refers to the joint venture named Fluent Beverages which researches and commercializes, within Canada only, non-alcoholic beverages containing tetrahydrocannabinol (THC) and cannabidiol (CBD), both derived from cannabis.

Page | 12

AMBEV CONSOLIDATED

Ambev	4Q20	Scope	Currency Translation	IAS 29 9M Impact	Organic Growth	4Q21	% As Reported	% Organic
R$ million
Volume ('000 hl)	50,942.0	-	-		432.9	51,374.9	0.8%	0.8%

Net revenue	18,556.6	2.2	838.4	(433.9)	3,047.5	22,010.8	18.6%	16.2%
Net revenue/hl (R$)	364.3	0.0	16.3	(7.5)	55.3	428.4	17.6%	15.2%
COGS	(8,197.9)	(0.8)	(357.2)	189.7	(2,129.9)	(10,496.1)	28.0%	25.5%
COGS/hl (R$)	(160.9)	(0.0)	(7.0)	3.0	(39.4)	(204.3)	27.0%	24.5%
COGS excl. deprec. & amort.	(7,406.6)	(1.4)	(301.5)	168.4	(2,066.3)	(9,607.4)	29.7%	27.4%
COGS/hl excl. deprec. & amort. (R$)	(145.4)	(0.0)	(5.9)	2.6	(38.3)	(187.0)	28.6%	26.4%
Gross profit	10,358.7	1.5	481.2	(244.2)	917.6	11,514.8	11.2%	8.7%
% Gross margin	55.8%					52.3%	-350 bps	-360 bps
SG&A excl. deprec. & amort.	(4,487.9)	(13.5)	(242.1)	116.8	(1,292.9)	(5,919.6)	31.9%	28.3%
SG&A deprec. & amort.	(572.9)	-	(20.2)	6.8	12.6	(573.8)	0.2%	-2.2%
SG&A total	(5,060.8)	(13.5)	(262.3)	123.6	(1,280.3)	(6,493.4)	28.3%	24.8%
Other operating income/(expenses)	2,275.2	(2,164.3)	(0.9)	(4.1)	194.7	300.6	-86.8%	130.2%
Normalized Operating Profit	7,573.0	(2,176.3)	217.9	(124.7)	(168.0)	5,321.9	-29.7%	-3.0%
% Normalized Operating Profit margin	40.8%					24.2%	-1660 bps	-480 bps
Exceptional items above EBITDA	(140.2)	-	(8.8)	0.6	(6.9)	(155.4)	10.8%	4.8%
Net finance results	1,040.9					(987.5)	-194.9%
Share of results of joint ventures	(9.4)					(74.8)	nm
Income tax expense	(1,573.9)					(357.2)	-77.3%

Profit	6,890.4					3,747.0	-45.6%
Attributable to Ambev holders	6,786.0					3,607.2	-46.8%
Attributable to non-controlling interests	104.4					139.7	33.9%

Normalized profit	7,008.0					3,885.1	-44.6%
Attributable to Ambev holders	6,901.0					3,745.0	-45.7%

Normalized EBITDA	8,937.2	(2,176.9)	293.9	(152.8)	(117.0)	6,784.4	-24.1%	-1.7%
% Normalized EBITDA margin	48.2%					30.8%	-1740 bps	-570 bps

Ambev	YTD20	Scope	Currency Translation	IAS 29 9M Impact	Organic Growth	YTD21	% As Reported	% Organic
R$ million
Volume ('000 hl)	165,797.9	6.5	-		14,563.7	180,368.1	8.8%	8.8%

Net revenue	58,379.0	9.7	657.4		13,808.2	72,854.3	24.8%	23.7%
Net revenue/hl (R$)	352.1	0.0	3.6		48.1	403.9	14.7%	13.7%
COGS	(27,066.1)	(5.8)	(315.9)		(8,272.0)	(35,659.7)	31.8%	30.6%
COGS/hl (R$)	(163.2)	(0.0)	(1.8)		(32.7)	(197.7)	21.1%	20.0%
COGS excl. deprec. & amort.	(24,089.1)	(5.2)	(320.4)		(7,933.5)	(32,348.1)	34.3%	32.9%
COGS/hl excl. deprec. & amort. (R$)	(145.3)	(0.0)	(1.8)		(32.3)	(179.3)	23.4%	22.2%
Gross profit	31,312.9	3.9	341.6		5,536.2	37,194.6	18.8%	17.7%
% Gross margin	53.6%					51.1%	-250 bps	-260 bps
SG&A excl. deprec. & amort.	(15,377.8)	(22.2)	(208.4)		(4,152.2)	(19,760.6)	28.5%	27.0%
SG&A deprec. & amort.	(2,190.3)	-	(10.1)		115.3	(2,085.1)	-4.8%	-5.3%
SG&A total	(17,568.1)	(22.2)	(218.5)		(4,036.9)	(21,845.6)	24.3%	23.0%
Other operating income/(expenses)	2,679.4	(945.0)	(1.7)		391.4	2,124.1	-20.7%	70.1%
Normalized Operating Profit	16,424.2	(963.3)	121.4		1,890.7	17,473.0	6.4%	13.2%
% Normalized Operating Profit margin	28.1%					24.0%	-410 bps	-210 bps
Exceptional items above EBITDA	(452.0)	-	6.0		53.2	(392.8)	-13.1%	-11.8%
Net finance results	(2,434.4)					(3,205.4)	31.7%
Share of results of joint ventures	(43.3)					(115.7)	167.3%
Income tax expense	(1,762.5)					(636.6)	-63.9%

Profit	11,731.9					13,122.6	11.9%
Attributable to Ambev holders	11,379.4					12,671.0	11.4%
Attributable to non-controlling interests	352.5					451.6	28.1%

Normalized profit	12,104.3					13,472.3	11.3%
Attributable to Ambev holders	11,745.1					13,019.0	10.8%

Normalized EBITDA	21,591.5	(962.6)	127.0		2,113.9	22,869.7	5.9%	10.9%
% Normalized EBITDA margin	37.0%					31.4%	-560 bps	-350 bps

Page | 13

OTHER OPERATING INCOME/EXPENSES

Other operating income/(expenses)	4Q20	4Q21	YTD20	YTD21
R$ million

Government grants/NPV of long term fiscal incentives	254.0	273.8	735.9	853.3
Credits/(debits) taxes extemporaneous	2,121.2	0.1	2,121.2	1,219.0
(Additions to)/reversals of provisions	(36.0)	(43.4)	(70.1)	(71.4)
Gain/(loss) on disposal of fixed assets, intangible assets and operations in associates	49.4	47.8	27.2	66.1
Net other operating income/(expenses)	(113.4)	22.2	(135.0)	57.2

Other operating income/(expenses)	2,275.2	300.6	2,679.4	2,124.1

EXCEPTIONAL ITEMS

Exceptional items correspond to (i) exceptional expenses incurred in relation to the COVID-19 pandemic, including actions taken to ensure the health and safety of our employees, such as the acquisition of hand-sanitizer, masks and enhanced cleaning of our facilities, as well as donations to the broader community, and (ii) restructuring expenses primarily linked to centralization and sizing projects in Brazil and LAS.
Exceptional Items	4Q20	4Q21	YTD20	YTD21
R$ million

Costs from business combination	(0.7)	-	(18.2)	-
Restructuring	(52.8)	(44.0)	(146.5)	(165.4)
IAS 29/CPC 42 (hyperinflation) application effect	(5.9)	(4.4)	(9.3)	(11.1)
COVID-19 impact	(80.1)	(25.0)	(263.2)	(134.3)
Other	(0.7)	-	(14.8)	-
Distribution agreement (i)		(82.0)	-	(82.0)

Exceptional Items	(140.2)	(155.4)	(452.0)	(392.8)

(i) Refers to the distribution agreement with our strategic partner in Guatemala.

Page | 14

NET FINANCE RESULTS

Net finance results in 4Q21 decreased by R$ 2,028.5 million compared to 4Q20, broken down as follows:

•	Interest income totaled R$ 301 million, mainly explained by: (i) interest income on cash balance investments mainly in Brazil of R$ 177 million, and (ii) interest rate update on Brazil tax credits of R$ 92 million.
•	Interest expense totaled R$ 442 million, mainly impacted by: (i) fair value adjustments of payables as determined by IFRS 13 (CPC 46) of R$ 228 million, (ii) fiscal incentives interest accruals of R$ 51 million, (iii) CND put option interest accruals of R$ 43 million, and (iv) lease liabilities interest accruals of R$ 26 million in accordance with IFRS16 (CPC 06 R2).
•	Losses on derivative instruments of R$ 863 million, mainly explained by: (i) hedging carry costs related to our FX exposure of US$ 630 million in Argentina, with approximately 62% carry cost, (ii) hedging carry costs related to our FX exposure of US$ 1.6 billion in Brazil, with approximately 7% carry cost.
•	Gains on non-derivative instruments of R$ 41 million, mainly explained by gains on balance sheet consolidation (intercompany and third-party payables).
•	Taxes on financial transactions of R$ 102 million mainly driven by lower taxes on interest income.
•	Other financial expenses of R$ 181 million, mainly explained by accruals on legal contingencies.
•	Non-cash financial income of R$ 268 million resulting from the adoption of Hyperinflation Accounting in Argentina.
Net finance results	4Q20	4Q21	YTD20	YTD21
R$ million

Interest income	1,875.3	300.6	2,245.5	1,101.5
Interest expenses	(388.7)	(442.4)	(1,786.6)	(1,431.8)
Gains/(losses) on derivative instruments	(208.6)	(862.9)	(1,919.3)	(2,540.4)
Gains/(losses) on non-derivative instruments	(54.5)	41.0	(457.4)	(334.3)
Taxes on financial transactions	(155.2)	(101.7)	(335.0)	(216.6)
Other financial income/(expenses), net	(216.3)	(181.2)	(629.0)	(697.4)
Exceptional financial income/(expenses), net	-	(8.9)	-	(8.9)
Hyperinflation Argentina	188.8	268.1	447.4	922.4

Net finance results	1,040.9	(987.5)	(2,434.4)	(3,205.4)

Page | 15

DEBT BREAKDOWN

Debt breakdown	December 31, 2020			December 31, 2021
R$ million	Current	Non-current	Total	Current	Non-current	Total

Local Currency	2,232.7	1,622.1	3,854.8	689.3	1,737.0	2,426.3
Foreign Currency	506.1	431.4	937.4	157.9	516.4	674.3
Consolidated Debt	2,738.8	2,053.5	4,792.2	847.1	2,253.4	3,100.5
Cash and Cash Equivalents less Bank Overdrafts			17,090.3			16,597.2
Current Investment Securities			1,700.0			1,914.6

Net debt/(cash)			(13,998.1)			(15,411.3)

PROVISION FOR INCOME TAX & SOCIAL

On September 24, 2021, the Brazilian Supreme Court decided that interest over claims (including tax credits recognized in 2019, 2020 and 2Q21) is not taxable for Corporate Income Tax purposes, since its nature is not an income, but rather an indemnity. This resulted in a total recognition of R$ 1,070 million in FY21. For further references please see Note 26 of our Financial Statements.

The table below demonstrates the tax and social contribution provision.

Income tax and social contribution	4Q20	4Q21	YTD20	YTD21
R$ million

Profit before tax	8,464.3	4,104.2	13,494.4	13,759.2

Adjustment on taxable basis
Non-taxable other income (i)	(6.2)	(145.9)	(6.2)	(611.0)
Government grants (VAT)	(392.0)	(576.9)	(1,597.8)	(1,883.1)
Share of results of joint ventures	9.4	74.8	43.3	115.7
Expenses not deductible	51.8	39.8	119.6	99.2
Taxation in universal basis	35.1	(24.5)	48.2	(360.0)
	8,162.5	3,471.5	12,101.5	11,119.9
Aggregated weighted nominal tax rate	31.5%	26.8%	30.3%	27.4%
Taxes – nominal rate	(2,571.6)	(931.9)	(3,662.1)	(3,045.3)

Adjustment on tax expense
Income tax incentive	3.2	41.1	123.2	213.2
Tax benefit - interest on shareholders' equity	1,035.3	935.4	2,213.2	2,516.0
Tax benefit - amortization on tax books	19.4	19.4	77.5	77.5
Withholding income tax	(72.3)	(393.5)	(628.2)	(876.0)
Argentina's hyperinflation effect	(2.7)	(37.0)	(50.5)	(123.3)
Other tax adjustments	14.9	9.4	164.4	601.3

Income tax and social contribution expense	(1,573.9)	(357.2)	(1,762.5)	(636.6)
Effective tax rate	18.6%	8.7%	13.1%	4.6%

(i) Balances adjusted for comparative purposes.

Page | 16

SHAREHOLDING STRUCTURE

The table below summarizes Ambev S.A.’s shareholding structure as of December 31, 2021.

Ambev S.A.'s shareholding structure
	ON	% Outs
Anheuser-Busch InBev	9,728,957,157	61.8%
FAHZ	1,609,987,301	10.2%
Market	4,399,725,198	28.0%
Outstanding	15,738,669,656	100.0%
Treasury	5,782,513
TOTAL	15,744,452,169
Free float B3	2,983,244,242	19.0%
Free float NYSE	1,416,480,956	9.0%

FINANCIAL REPORTING IN HYPERINFLATIONARY ECONOMIES - ARGENTINA

Following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, the country is considered highly inflationary in accordance with IFRS.

Consequently, starting from 3Q18, we have been reporting the operations of our Argentinean affiliates applying Hyperinflation Accounting. The IFRS and CPC rules (IAS 29/CPC 42) require the results of our operations in hyperinflationary economies to be reported restating the year-to-date results adjusting for the change in the general purchasing power of the local currency, using official indices, before converting the local amounts at the closing rate of the period (i.e., December 31, 2021 closing rate for 4Q21 and FY21 results).

The FY21 Hyperinflation Accounting adjustment results from the combined effect of (i) the indexation to reflect changes in purchasing power on the FY21 results against a dedicated line in the finance results, and (ii) the difference between the translation of the FY21 results at the closing exchange rate of December 31, 2021, and the translation using the average year to date rate on the reported period, as applicable to non-inflationary economies. 4Q21 results under Hyperinflation Accounting are calculated as the difference between reported FY21 and 4Q21 results.

The impacts in 4Q20, FY20, 4Q21 and FY21 on Net Revenue and Normalized EBITDA were as follows:

Impact of Hyperinflation Accounting (IAS 29/CPC42)
Revenue
R$ million	4Q20	4Q21	YTD20	YTD21
Indexation(1)	366.2	632.5	760.0	1,340.4
Currency(2)	(899.8)	(121.6)	(951.6)	(366.0)
Total Impact	(533.6)	510.9	(191.7)	974.4
Normalized EBITDA
R$ million	4Q20	4Q21	FY20	FY21
Indexation(1)	94.5	191.4	221.2	414.2
Currency(2)	(259.1)	(38.1)	(275.2)	(118.5)
Total Impact	(164.6)	153.3	(53.9)	295.8

BRLARS average rate			13.5962	17.5915
BRLARS closing rate	16.1919	18.4116	16.1919	18.4116

(1)	Indexation calculated at each period’s closing exchange rate.
(2)	Currency impact calculated as the difference between converting the Argentinean peso (ARS) reported amounts at the closing exchange rate compared to the average exchange rate of each period.

Page | 17

Furthermore, IAS 29 requires adjusting non-monetary assets and liabilities on the balance sheet of our operations in hyperinflationary economies for cumulative inflation. The resulting effect from the adjustment until December 31, 2017 was reported in Equity and, the effect from the adjustment from this date on, in a dedicated account in the finance results, reporting deferred taxes on such adjustments, when applicable.

In 4Q21, the transition to Hyperinflation Accounting in accordance with the IFRS rules resulted in (i) a positive R$ 268.1 million adjustment reported in the finance results; (ii) a positive impact on the Profit of R$ 5.5 million; (iii) a positive impact on the Normalized Profit of R$ 9.2 million; and (iv) no material impact on EPS, as well as on Normalized EPS.

In FY21, the consequences of the transition were (i) a positive R$ 922.4 million adjustment reported in the finance results; (ii) a negative impact on the Profit of R$ 230.9 million; (iii) a negative impact on the Normalized Profit of R$ 222.7 million; and (iv) negative impact of R$ 0.01 on EPS, as well as on Normalized EPS.

The 4Q21 results are calculated by deducting from the FY results the YTD September results as published. Consequently, LAS and Consolidated 4Q21 and 4Q20 results are impacted by the adjustment of YTD September results for the cumulative inflation between September 30 and December 31, as well as by the translation of YTD September results at the FY closing exchange rate, of December 31, as follows:

LAS - 9M As Reported	YTD20	Scope	Currency Translation	Organic Growth	YTD21	% Organic
Net revenue	11,560.8	-	(902.5)	5,913.4	16,571.7	51.2%
COGS	(5,937.4)	-	341.3	(2,639.6)	(8,235.7)	44.5%
COGS excl. deprec. & amort.	(5,165.2)	-	287.1	(2,527.2)	(7,405.3)	48.9%
Gross profit	5,623.3	-	(561.2)	3,273.8	8,335.9	58.2%
SG&A excl. deprec. & amort.	(2,907.4)	-	267.1	(1,378.1)	(4,018.3)	47.4%
SG&A deprec. & amort.	(325.9)	-	25.7	(66.4)	(366.6)	20.4%
SG&A total	(3,233.3)	-	292.8	(1,444.5)	(4,384.9)	44.7%
Other operating income/(expenses)	(159.9)	-	0.5	198.2	38.8	-124.0%
Normalized Operating Profit	2,230.2	-	(267.9)	2,027.5	3,989.8	90.9%
Normalized EBITDA	3,328.3	-	(347.8)	2,206.4	5,186.9	66.3%

LAS - 9M Recalculated at YTD Exchange Rates	YTD20	Scope	Currency Translation	Organic Growth	YTD21	% Organic
Net revenue	11,251.9	-	275.8	5,479.5	17,007.2	48.7%
COGS	(5,790.1)	-	(193.3)	(2,450.0)	(8,433.4)	42.3%
COGS excl. deprec. & amort.	(5,041.2)	-	(176.6)	(2,358.8)	(7,576.7)	46.8%
Gross profit	5,461.8	-	82.5	3,029.5	8,573.9	55.5%
SG&A excl. deprec. & amort.	(2,825.8)	-	(47.6)	(1,261.3)	(4,134.7)	44.6%
SG&A deprec. & amort.	(314.7)	-	(2.9)	(59.6)	(377.2)	18.9%
SG&A total	(3,140.5)	-	(50.5)	(1,320.9)	(4,511.9)	42.1%
Other operating income/(expenses)	(155.4)	-	(0.1)	194.2	38.6	-124.9%
Normalized Operating Profit	2,165.9	-	31.9	1,902.8	4,100.6	87.9%
Normalized EBITDA	3,229.5	-	51.4	2,053.6	5,334.4	63.6%

LAS - 9M Recalculation Impact in 4Q	YTD20	Scope	Currency Translation	Organic Growth	YTD21	% Organic
Net revenue	(308.8)	-	1,178.3	(433.9)	435.6
COGS	147.3	-	(534.6)	189.7	(197.6)
COGS excl. deprec. & amort.	123.9	-	(463.7)	168.4	(171.4)
Gross profit	(161.5)	-	643.7	(244.2)	237.9
SG&A excl. deprec. & amort.	81.6	-	(314.8)	116.8	(116.4)
SG&A deprec. & amort.	11.2	-	(28.5)	6.8	(10.6)
SG&A total	92.8	-	(343.3)	123.6	(126.9)
Other operating income/(expenses)	4.4	-	(0.6)	(4.1)	(0.2)
Normalized Operating Profit	(64.3)	-	299.8	(124.7)	110.8
Normalized EBITDA	(98.8)	-	399.2	(152.8)	147.6

In the corresponding sections, the impacts above are excluded from organic calculation and are identified separately in the columns labeled “IAS 29 9M Impact”. Organic percentage growth rates for 4Q21 are calculated by considering the “Organic growth” reported in the tables in the applicable sections, over 4Q20 base adjusted for the 9M20 recalculation.

Page | 18

RECONCILIATION BETWEEN NORMALIZED EBITDA & PROFIT

Both Normalized EBITDA and Normalized Operating Profit are measures used by Ambev’s management to measure the Company’s performance.

Normalized EBITDA is calculated excluding from Profit the following effects: (i) Non-controlling interest; (ii) Income Tax expense; (iii) Share of results of associates; (iv) Net finance results; (v) Exceptional items; and (vi) Depreciation & Amortization.

EBITDA is calculated excluding from Normalized EBITDA the following effects: (i) Exceptional items and (ii) Share of results of associates.

Normalized EBITDA and Normalized Operating Profit are not accounting measures under accounting practices in Brazil, IFRS or the United States of America (US GAAP) and should not be considered as an alternative to Profit as a measure of operational performance or an alternative to Cash Flow as a measure of liquidity. Normalized EBITDA and Normalized Operating Profit do not have a standard calculation method and Ambev’s definition of Normalized EBITDA and Normalized Operating Profit may not be comparable to that of other companies.

Reconciliation - Profit to EBITDA	4Q20	4Q21	YTD20	YTD21
R$ million

Profit - Ambev holders	6,786.0	3,607.2	11,379.4	12,671.0
Non-controlling interest	104.4	139.7	352.5	451.6
Income tax expense	1,573.9	357.2	1,762.5	636.6
Profit before taxes	8,464.3	4,104.2	13,494.4	13,759.2
Share of results of joint ventures	9.4	74.8	43.3	115.7
Net finance results	(1,040.9)	987.5	2,434.4	3,205.4
Exceptional items	140.2	155.4	452.0	392.8
Normalized Operating Profit	7,573.0	5,321.9	16,424.2	17,473.0
Depreciation & amortization - total	1,364.2	1,462.5	5,167.3	5,396.7
Normalized EBITDA	8,937.2	6,784.4	21,591.5	22,869.7
Exceptional items	(140.2)	(155.4)	(452.0)	(392.8)
Share of results of joint ventures	(9.4)	(74.8)	(43.3)	(115.7)
EBITDA	8,787.6	6,554.2	21,096.2	22,361.2

Page | 19

Q4 2021 EARNINGS CONFERENCE CALL

Speakers:	Jean Jereissati Neto
Chief Executive Officer

Lucas Machado Lira
Chief Financial and Investor Relations Officer

Language:	English and Portuguese (simultaneous translation)

Date:	February 24, 2022 (Thursday)

Time:	12:30 (Brasília)
10:30 (New York)

Phone number:	Brazil participants	+ 55 (11) 3181-8565
	US participants	+ 1 (844) 204-8942
	International participants	+ 1 (412) 717-9627

Conference ID:	Ambev

Please call 15 minutes prior to the beginning of the conference call.

Webcast: The conference call will also be transmitted live through the Internet. Please access the following links:

English: https://choruscall.com.br/ambev/4q21.htm

Portuguese: https://choruscall.com.br/ambev/4t21.htm

For additional information, please contact the Investor Relations team:

Guilherme Yokaichiya	Matthew Chacon Dowd	Tatiana Coimbra Castello Branco

Guilherme.yokaichiya@ambev.com.br	matthew.chacon@ab-inbev.com	tatiana.branco@ambev.com.br

ri.ambev.com.br

Page | 20

NOTES

This press release segregates the impact of organic changes from those arising from changes in scope or currency translation. Scope changes represent the impact of acquisitions and divestitures, the start up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year-over-year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. Organic growth and normalized numbers are presented applying constant year-over-year exchange rates to exclude the impact of the movement of foreign exchange rates.

Unless stated, percentage changes in this press release are both organic and normalized in nature. Whenever used in this document, the term “normalized” refers to performance measures EBITDA and Operating Profit before exceptional items and share of results of joint ventures and to performance measures Profit and EPS before exceptional items adjustments. Exceptional items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as indicators of the Company’s performance. Comparisons, unless otherwise stated, refer to the fourth quarter of 2020 (4Q20). Values in this release may not add up due to rounding.

Statements contained in this press release may contain information that is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, Company performance, and finance results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Page | 21

Ambev - Segment financial information	Brazil									CAC			LAS			Canada			Ambev
Organic results	Beer			NAB			Total												Consolidated
	4Q20	4Q21%		4Q20	4Q21%		4Q20	4Q21%		4Q20	4Q21%		4Q20	4Q21%		4Q20	4Q21%		4Q20	4Q21%
Volume (000 hl)	26,411.7	25,585.6	-3.1%	8,309.6	8,470.5	1.9%	34,721.2	34,056.1	-1.9%	3,508.2	3,595.5	2.5%	10,486.7	11,402.1	8.7%	2,225.9	2,321.1	4.3%	50,942.0	51,374.9	0.8%

R$ million
Net revenue	8,719.3	9,232.3	5.9%	1,412.9	1,609.0	13.9%	10,132.2	10,841.3	7.0%	2,442.6	2,929.3	18.9%	3,620.5	5,640.1	42.9%	2,361.3	2,600.1	8.1%	18,556.6	22,010.8	16.2%
% of total	47.0%	41.9%		7.6%	7.3%		54.6%	49.3%		13.2%	13.3%		19.5%	25.6%		12.7%	11.8%		100.0%	100.0%
COGS	(3,671.1)	(4,431.1)	20.7%	(687.7)	(906.7)	31.9%	(4,358.8)	(5,337.8)	22.5%	(1,067.8)	(1,438.1)	33.6%	(1,833.3)	(2,664.0)	35.0%	(938.0)	(1,056.2)	10.6%	(8,197.9)	(10,496.1)	25.5%
% of total	44.8%	42.2%		8.4%	8.6%		53.2%	50.9%		13.0%	13.7%		22.4%	25.4%		11.4%	10.1%		100.0%	100.0%
Gross profit	5,048.2	4,801.2	-4.9%	725.2	702.3	-3.2%	5,773.4	5,503.5	-4.7%	1,374.8	1,491.3	7.5%	1,787.2	2,976.1	51.0%	1,423.3	1,543.8	6.4%	10,358.7	11,514.8	8.7%
% of total	48.7%	41.7%		7.0%	6.1%		55.7%	47.8%		13.3%	13.0%		17.3%	25.8%		13.7%	13.4%		100.0%	100.0%
SG&A	(2,347.8)	(2,889.2)	23.1%	(410.1)	(478.3)	16.6%	(2,757.9)	(3,367.4)	22.1%	(467.6)	(554.4)	17.9%	(885.1)	(1,453.5)	48.4%	(950.2)	(1,118.1)	12.0%	(5,060.8)	(6,493.4)	24.8%
% of total	46.4%	44.5%		8.1%	7.4%		54.5%	51.9%		9.2%	8.5%		17.5%	22.4%		18.8%	17.2%		100.0%	100.0%
Other operating income/(expenses)	1,972.6	191.4	53.6%	382.8	77.2	-2.6%	2,355.4	268.6	33.0%	(4.6)	2.7	-160.6%	(94.3)	31.4	-132.7%	18.7	(2.1)	-112.6%	2,275.2	300.6	130.2%
% of total	86.7%	63.7%		16.8%	25.7%		103.5%	89.4%		-0.2%	0.9%		-4.1%	10.5%		0.8%	-0.7%		100.0%	100.0%
Normalized Operating Profit	4,673.0	2,103.5	-24.9%	697.8	301.2	-23.3%	5,370.8	2,404.7	-24.7%	902.6	939.6	2.9%	807.8	1,554.1	74.7%	491.8	423.6	-8.9%	7,573.0	5,321.9	-3.0%
% of total	61.7%	39.5%		9.2%	5.7%		70.9%	45.2%		11.9%	17.7%		10.7%	29.2%		6.5%	8.0%		100.0%	100.0%
Normalized EBITDA	5,338.9	2,789.8	-19.6%	798.1	394.4	-20.0%	6,137.0	3,184.2	-19.6%	1,091.7	1,140.4	3.3%	1,079.1	1,897.1	57.8%	629.4	562.6	-7.2%	8,937.2	6,784.4	-1.7%
% of total	59.7%	41.1%		8.9%	5.8%		68.7%	46.9%		12.2%	16.8%		12.1%	28.0%		7.0%	8.3%		100.0%	100.0%

% of net revenue
Net revenue	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-42.1%	-48.0%		-48.7%	-56.4%		-43.0%	-49.2%		-43.7%	-49.1%		-50.6%	-47.2%		-39.7%	-40.6%		-44.2%	-47.7%
Gross profit	57.9%	52.0%		51.3%	43.6%		57.0%	50.8%		56.3%	50.9%		49.4%	52.8%		60.3%	59.4%		55.8%	52.3%
SG&A	-26.9%	-31.3%		-29.0%	-29.7%		-27.2%	-31.1%		-19.1%	-18.9%		-24.4%	-25.8%		-40.2%	-43.0%		-27.3%	-29.5%
Other operating income/(expenses)	22.6%	2.1%		27.1%	4.8%		23.2%	2.5%		-0.2%	0.1%		-2.6%	0.6%		0.8%	-0.1%		12.3%	1.4%
Normalized Operating Profit	53.6%	22.8%		49.4%	18.7%		53.0%	22.2%		37.0%	32.1%		22.3%	27.6%		20.8%	16.3%		40.8%	24.2%
Normalized EBITDA	61.2%	30.2%		56.5%	24.5%		60.6%	29.4%		44.7%	38.9%		29.8%	33.6%		26.7%	21.6%		48.2%	30.8%

Per hectoliter - (R$/hl)
Net revenue	330.1	360.8	9.3%	170.0	190.0	11.7%	291.8	318.3	9.1%	696.3	814.7	16.0%	345.2	494.7	31.4%	1,060.8	1,120.2	3.7%	364.3	428.4	15.2%
COGS	(139.0)	(173.2)	24.6%	(82.8)	(107.0)	29.3%	(125.5)	(156.7)	24.9%	(304.4)	(400.0)	30.4%	(174.8)	(233.6)	24.1%	(421.4)	(455.1)	6.1%	(160.9)	(204.3)	24.5%
Gross profit	191.1	187.7	-1.8%	87.3	82.9	-5.0%	166.3	161.6	-2.8%	391.9	414.8	4.9%	170.4	261.0	30.5%	639.4	665.1	2.1%	203.3	224.1	5.6%
SG&A	(88.9)	(112.9)	27.0%	(49.4)	(56.5)	14.4%	(79.4)	(98.9)	24.5%	(133.3)	(154.2)	15.0%	(84.4)	(127.5)	28.3%	(426.9)	(481.7)	7.4%	(99.3)	(126.4)	21.8%
Other operating income/(expenses)	74.7	7.5	2.3%	46.1	9.1	-0.5%	67.8	7.9	1.8%	(1.3)	0.7	-159.1%	(9.0)	2.8	-131.8%	8.4	(0.9)	-112.0%	44.7	5.9	4.3%
Normalized Operating Profit	176.9	82.2	-9.9%	84.0	35.6	-9.9%	154.7	70.6	-10.1%	257.3	261.3	0.4%	77.0	136.3	51.9%	221.0	182.5	-12.5%	148.7	103.6	-3.5%
Normalized EBITDA	202.1	109.0	-8.4%	96.0	46.6	-9.8%	176.8	93.5	-8.8%	311.2	317.2	0.8%	102.9	166.4	37.0%	282.8	242.4	-10.9%	175.4	132.1	-2.9%

Page | 22

Ambev - Segment financial information	Brazil									CAC			LAS			Canada			Ambev
Organic results	Beer			NAB			Total												Consolidated
	YTD20	YTD21%		YTD20	YTD21%		YTD20	YTD21%		YTD20	YTD21%		YTD20	YTD21%		YTD20	YTD21%		YTD20	YTD21%
Volume (000 hl)	84,791.7	90,835.04	7.1%	26,493.7	28,695.52	8.3%	111,285.4	119,530.56	7.4%	11,451.2	13,401.9	17.0%	33,062.4	37,511.6	13.5%	9,998.9	9,924.1	-0.8%	165,797.9	180,368.1	8.8%

R$ million
Net revenue	25,953.0	30,537.2	17.7%	4,243.5	5,049.4	19.0%	30,196.5	35,586.5	17.8%	7,319.3	9,947.4	31.1%	11,560.8	16,571.7	51.2%	9,302.4	10,748.7	2.4%	58,379.0	72,854.3	23.7%
% of total	44.5%	41.9%		7.3%	6.9%		51.7%	48.8%		12.5%	13.7%		19.8%	22.7%		15.9%	14.8%		100.0%	100.0%
COGS	(11,941.7)	(15,382.1)	28.8%	(2,171.2)	(2,927.1)	34.8%	(14,112.9)	(18,309.1)	29.7%	(3,307.5)	(4,727.9)	38.0%	(5,937.4)	(8,235.7)	44.5%	(3,708.3)	(4,386.9)	4.8%	(27,066.1)	(35,659.7)	30.6%
% of total	44.1%	43.1%		8.0%	8.2%		52.1%	51.3%		12.2%	13.3%		21.9%	23.1%		13.7%	12.3%		100.0%	100.0%
Gross profit	14,011.4	15,155.1	8.2%	2,072.2	2,122.3	2.4%	16,083.6	17,277.4	7.4%	4,011.8	5,219.5	25.5%	5,623.3	8,335.9	58.2%	5,594.2	6,361.8	0.8%	31,312.9	37,194.6	17.7%
% of total	44.7%	40.7%		6.6%	5.7%		51.4%	46.5%		12.8%	14.0%		18.0%	22.4%		17.9%	17.1%		100.0%	100.0%
SG&A	(7,933.2)	(9,975.5)	25.7%	(1,382.3)	(1,594.2)	15.3%	(9,315.5)	(11,569.6)	24.2%	(1,598.9)	(1,993.6)	20.0%	(3,233.3)	(4,384.9)	44.7%	(3,420.4)	(3,897.4)	0.5%	(17,568.1)	(21,845.6)	23.0%
% of total	45.2%	45.7%		7.9%	7.3%		53.0%	53.0%		9.1%	9.1%		18.4%	20.1%		19.5%	17.8%		100.0%	100.0%
Other operating income/(expenses)	2,380.3	1,711.2	25.7%	506.8	384.7	5.1%	2,887.2	2,096.0	20.1%	(23.5)	12.4	-150.9%	(159.9)	38.8	-124.0%	(24.4)	(23.1)	-16.4%	2,679.4	2,124.1	70.1%
% of total	88.8%	80.6%		18.9%	18.1%		107.8%	98.7%		-0.9%	0.6%		-6.0%	1.8%		-0.9%	-1.1%		100.0%	100.0%
Normalized Operating Profit	8,458.5	6,890.8	-11.4%	1,196.8	912.9	-16.8%	9,655.3	7,803.7	-12.0%	2,389.4	3,238.3	30.8%	2,230.2	3,989.8	90.9%	2,149.4	2,441.2	1.5%	16,424.2	17,473.0	13.2%
% of total	51.5%	39.4%		7.3%	5.2%		58.8%	44.7%		14.5%	18.5%		13.6%	22.8%		13.1%	14.0%		100.0%	100.0%
Normalized EBITDA	11,011.9	9,515.9	-7.4%	1,557.8	1,270.1	-12.3%	12,569.7	10,786.0	-8.0%	3,070.4	3,915.6	23.1%	3,328.3	5,186.9	66.3%	2,623.0	2,981.3	1.5%	21,591.5	22,869.7	10.9%
% of total	51.0%	41.6%		7.2%	5.6%		58.2%	47.2%		14.2%	17.1%		15.4%	22.7%		12.1%	13.0%		100.0%	100.0%

% of net revenue
Net revenue	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-46.0%	-50.4%		-51.2%	-58.0%		-46.7%	-51.4%		-45.2%	-47.5%		-51.4%	-49.7%		-39.9%	-40.8%		-46.4%	-48.9%
Gross profit	54.0%	49.6%		48.8%	42.0%		53.3%	48.6%		54.8%	52.5%		48.6%	50.3%		60.1%	59.2%		53.6%	51.1%
SG&A	-30.6%	-32.7%		-32.6%	-31.6%		-30.8%	-32.5%		-21.8%	-20.0%		-28.0%	-26.5%		-36.8%	-36.3%		-30.1%	-30.0%
Other operating income/(expenses)	9.2%	5.6%		11.9%	7.6%		9.6%	5.9%		-0.3%	0.1%		-1.4%	0.2%		-0.3%	-0.2%		4.6%	2.9%
Normalized Operating Profit	32.6%	22.6%		28.2%	18.1%		32.0%	21.9%		32.6%	32.6%		19.3%	24.1%		23.1%	22.7%		28.1%	24.0%
Normalized EBITDA	42.4%	31.2%		36.7%	25.2%		41.6%	30.3%		41.9%	39.4%		28.8%	31.3%		28.2%	27.7%		37.0%	31.4%

Per hectoliter - (R$/hl)
Net revenue	306.1	336.2	9.8%	160.2	176.0	9.9%	271.3	297.7	9.7%	639.2	742.2	12.0%	349.7	441.8	33.2%	930.3	1,083.1	3.3%	352.1	403.9	13.7%
COGS	(140.8)	(169.3)	20.2%	(82.0)	(102.0)	24.5%	(126.8)	(153.2)	20.8%	(288.8)	(352.8)	17.9%	(179.6)	(219.6)	27.3%	(370.9)	(442.0)	5.7%	(163.2)	(197.7)	20.0%
Gross profit	165.2	166.8	1.0%	78.2	74.0	-5.4%	144.5	144.5	0.0%	350.3	389.5	7.2%	170.1	222.2	39.5%	559.5	641.0	1.7%	188.9	206.2	8.2%
SG&A	(93.6)	(109.8)	17.4%	(52.2)	(55.6)	6.5%	(83.7)	(96.8)	15.6%	(139.6)	(148.8)	2.5%	(97.8)	(116.9)	27.5%	(342.1)	(392.7)	1.4%	(106.0)	(121.1)	13.0%
Other operating income/(expenses)	28.1	18.8	0.7%	19.1	13.4	-2.4%	25.9	17.5	0.2%	(2.1)	0.9	-143.5%	(4.8)	1.0	-121.1%	(2.4)	(2.3)	-15.7%	16.2	11.8	4.6%
Normalized Operating Profit	99.8	75.9	-11.8%	45.2	31.8	-14.8%	86.8	65.3	-12.3%	208.7	241.6	11.8%	67.5	106.4	68.3%	215.0	246.0	2.4%	99.1	96.9	2.6%
Normalized EBITDA	129.9	104.8	-10.3%	58.8	44.3	-13.6%	113.0	90.2	-10.8%	268.1	292.2	5.2%	100.7	138.3	46.6%	262.3	300.4	2.3%	130.2	126.8	1.2%

Page | 23

CONSOLIDATED BALANCE SHEET
R$ million	December 31, 2020	December 31, 2021

Assets
Current assets
Cash and cash equivalents	17,090.3	16,627.7
Investment securities	1,700.0	1,914.6
Derivative financial instruments	505.9	597.4
Trade receivables	4,303.1	4,791.6
Inventories	7,605.9	11,000.3
Income tax and social contributions receivable	1,759.2	631.5
Other taxes receivable	1,527.9	1,981.1
Other assets	850.1	1,082.8
	35,342.6	38,627.1

Non-current assets
Investment securities	213.9	192.9
Derivative financial instruments	3.4	1.6
Income tax and social contributions receivable	4,495.0	6,326.9
Deferred tax assets	4,560.8	4,727.7
Taxes receivable	5,695.8	6,005.4
Other assets	2,141.6	2,063.3
Employee benefits	33.6	27.9
Investments in joint ventures	337.4	305.2
Property, plant and equipment	24,768.4	29,224.3
Intangible	7,580.6	8,689.0
Goodwill	40,023.5	42,411.3
	89,854.0	99,975.3

Total assets	125,196.6	138,602.5

Equity and liabilities
Current liabilities
Trade payables	19,339.2	25,077.9
Derivative financial instruments	329.8	492.5
Interest-bearing loans and borrowings	2,738.8	847.1
Payroll and social security payables	925.5	2,439.4
Dividends and interest on shareholder´s equity payable	2,454.7	1,425.0
Income tax and social contribution payable	1,167.3	1,491.0
Taxes and contributions payable	4,549.5	4,585.9
Other liabilities	1,848.1	2,304.5
Provisions	124.9	172.3
	33,478.0	38,866.4

Non-current liabilities
Trade payables	655.9	617.1
Derivative financial instruments	0.02	-
Interest-bearing loans and borrowings	2,053.5	2,253.4
Deferred tax liabilities	3,043.4	3,214.0
Income tax and social contribution payable	1,912.7	1,686.9
Taxes and contributions payable	684.3	704.2
Put option granted on subsidiary and other liabilities	4,226.7	3,445.2
Provisions	447.1	603.8
Employee benefits	3,544.0	3,194.0
	16,567.5	15,718.5

Total liabilities	50,045.5	54,584.9

Equity
Issued capital	57,899.1	58,042.5
Reserves	80,905.6	86,378.8
Comprehensive income	(64,989.0)	(61,778.3)
Equity attributable to equity holders of Ambev	73,815.6	82,643.0
Non-controlling interests	1,335.5	1,374.6
Total Equity	75,151.1	84,017.6

Total equity and liabilities	125,196.6	138,602.5

Page | 24

CONSOLIDATED INCOME STATEMENT	4Q20	4Q21	YTD20	YTD21
R$ million

Net revenue	18,556.6	22,010.8	58,379.0	72,854.3
Cost of goods sold	(8,197.9)	(10,496.1)	(27,066.1)	(35,659.7)
Gross profit	10,358.7	11,514.8	31,312.9	37,194.6

Distribution expenses	(2,242.9)	(2,909.0)	(8,245.0)	(9,932.7)
Sales and marketing expenses	(1,920.9)	(2,200.6)	(6,374.6)	(7,035.5)
Administrative expenses	(897.0)	(1,383.9)	(2,948.5)	(4,877.4)
Other operating income/(expenses)	2,275.2	300.6	2,679.4	2,124.1

Normalized Operating Profit	7,573.0	5,321.9	16,424.2	17,473.0

Exceptional items	(140.2)	(155.4)	(452.0)	(392.8)

Income from operations (Operating Profit)	7,432.8	5,166.5	15,972.2	17,080.2

Net finance results	1,040.9	(987.5)	(2,434.4)	(3,205.4)
Share of results of joint ventures	(9.4)	(74.8)	(43.3)	(115.7)

Profit before income tax	8,464.3	4,104.2	13,494.4	13,759.2

Income tax expense	(1,573.9)	(357.2)	(1,762.5)	(636.6)

Profit	6,890.4	3,747.0	11,731.9	13,122.6
Equity holders of Ambev	6,786.0	3,607.2	11,379.4	12,671.0
Non-controlling interest	104.4	139.7	352.5	451.6

Basic earnings per share (R$)	0.43	0.23	0.72	0.81
Diluted earnings per share (R$)	0.43	0.23	0.72	0.80

Normalized Profit	7,008.0	3,885.1	12,104.3	13,472.3

Normalized basic earnings per share (R$)	0.44	0.24	0.75	0.83
Normalized diluted earnings per share (R$)	0.43	0.24	0.74	0.82

Nº of basic shares outstanding (million of shares)	15,734.4	15,738.0	15,733.1	15,736.9
Nº of diluted shares outstanding (million if shares)	15,868.9	15,858.6	15,867.6	15,857.5

Page | 25

CONSOLIDATED STATEMENT OF CASH FLOWS	4Q20	4Q21	YTD20	YTD21
R$ million

Profit	6,890.4	3,747.0	11,731.9	13,122.6
Depreciation, amortization and impairment	1,364.2	1,462.5	5,167.4	5,396.7
Impairment losses on receivables and inventories	54.9	59.6	296.1	200.8
Additions/(reversals) in provisions and employee benefits	73.6	101.0	239.7	244.6
Net finance cost	(1,040.9)	987.5	2,434.4	3,205.4
Loss/(gain) on sale of property, plant and equipment and intangible assets	(63.8)	(79.1)	(78.8)	(142.8)
Equity-settled share-based payment expense	40.8	80.0	208.7	387.6
Income tax expense	1,573.9	357.2	1,762.5	636.6
Share of result of joint ventures	9.4	74.8	43.3	115.7
Other non-cash items included in the profit	(563.1)	(666.0)	(1,769.9)	(1,852.4)
Cash flow from operating activities before changes in working capital and provisions	8,339.4	6,124.5	20,035.4	21,314.7
(Increase)/decrease in trade and other receivables	(2,987.1)	1,101.3	(848.8)	341.4
(Increase)/decrease in inventories	(548.2)	(1,526.4)	(1,303.4)	(3,499.5)
Increase/(decrease) in trade and other payables	4,124.1	5,821.9	3,049.8	6,157.5
Cash generated from operations	8,928.2	11,521.3	20,933.0	24,314.2
Interest paid	(314.4)	(166.8)	(768.8)	(498.2)
Interest received	58.8	151.5	320.3	377.1
Dividends received	8.2	10.6	13.8	13.1
Income tax and social contributions paid	(287.3)	275.8	(1,642.5)	(1,305.1)
Cash flow from operating activities	8,393.6	11,792.5	18,855.8	22,901.0

Proceeds from sale of property, plant, equipment and intangible assets	66.0	213.9	108.0	301.7
Proceeds from sale of operations in subsidiaries	-	0.2	-	0.5
Acquisition of property, plant, equipment and intangible assets	(1,394.4)	(3,010.3)	(4,692.7)	(7,677.1)
Acquisition of subsidiaries, net of cash acquired	(24.6)	(19.1)	(431.5)	(133.8)
Acquisition of other investments	(7.7)	(0.1)	(19.1)	(5.3)
(Investments)/net proceeds of debt securities	(289.4)	125.2	(1,764.3)	(236.0)
Net proceeds/(acquisition) of other assets	-	10.0	-	15.0
Cash flow used in investing activities	(1,650.0)	(2,680.2)	(6,799.6)	(7,734.9)

Capital increase	-	5.7	-	9.1
Capital increase in non-controlling	-	-	0.7	-
Proceeds/(repurchase) of shares	(1.3)	(1.3)	(7.4)	(44.2)
Proceeds from borrowings	194.1	50.3	3,767.9	315.2
Repayment of borrowings	(1,918.2)	(164.0)	(2,042.9)	(2,454.0)
Cash net finance costs other than interests	(1,074.5)	(604.7)	(2,971.5)	(2,089.6)
Payment of lease liabilities	(110.1)	(159.5)	(498.5)	(663.2)
Dividends and interest on shareholders’ equity paid	(6,669.0)	(9,617.6)	(6,850.3)	(11,115.3)
Cash flow from financing activities	(9,579.0)	(10,491.2)	(8,602.0)	(16,041.8)

Net increase/(decrease) in Cash and cash equivalents	(2,835.5)	(1,378.9)	3,454.2	(875.8)
Cash and cash equivalents less bank overdrafts at the beginning of the year	20,981.6	17,744.6	11,900.6	17,090.3
Effect of exchange rate fluctuations	(1,055.8)	231.5	1,735.5	382.6
Cash and cash equivalents less bank overdrafts at the end of the year	17,090.3	16,597.2	17,090.3	16,597.2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 24, 2022

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer